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Exhibit 12.1

COMMONWEALTH REIT

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Year Ended December 31,
	2012	2011	2010	2009	2008
Earnings:
Income from continuing operations before income tax expense	$104,292	$76,437	$27,389	$64,621	$44,932
Equity in earnings and gains on equity transactions of investees	(18,666)	(22,554)	(43,272)	(6,546)	—
Fixed charges	204,244	195,024	183,433	173,458	180,553
Distributions from investees	16,816	16,617	16,119	4,975	—

Adjusted Earnings	$306,686	$265,524	$183,669	$236,508	$225,485

Fixed Charges:
Interest expense (including net amortization of debt discounts, premiums and deferred financing fees)	$204,244	$195,024	$183,433	$173,458	$180,553

Total Fixed Charges	$204,244	$195,024	$183,433	$173,458	$180,553

Ratio of Earnings to Fixed Charges	1.5x	1.4x	1.0x	1.4x	1.2x

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  Exhibit 12.1
COMMONWEALTH REIT COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (dollars in thousands)